Exhibit 99.6

PRESS RELEASE

United Arab Emirates: TotalEnergies Strengthens its Position
in the Emirates through its Partnership in Ruwais LNG

Paris, July 10, 2024 – TotalEnergies joins, with a 10% interest, the Ruwais LNG project alongside national company ADNOC (60%), Shell (10%), bp (10%) and Mitsui (10%).

Launched by ADNOC in June 2024, Ruwais LNG is a liquefied natural gas (LNG) project located in Al Ruwais Industrial city, in Abu Dhabi. The project includes two liquefaction trains with a total capacity of 9.6 million tons per year. Start-up is expected in the second half of 2028.

The project applies the highest standards to reduce emissions: its full-electric liquefaction trains will be supplied with clean power by the UAE’s grid, making it one of the world’s lowest-carbon intensity LNG plants. The facility will also leverage the latest technologies to enhance safety, drive efficiency and minimize emissions.

“We are delighted to join forces with our long-standing partner ADNOC on the development of this new LNG project. Last year at COP28, TotalEnergies and ADNOC both committed to lead the Oil & Gas Decarbonization Charter to reduce the industry’s GHG emissions. With Ruwais LNG, we are putting this principle into practice with one of the world’s lowest-carbon intensity LNG plants, allowing natural gas to fully play its role of transition fuel", said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“We are delighted to welcome bp, Mitsui & Co., Shell, and TotalEnergies as partners in ADNOC’s Ruwais LNG project, which will be one of the world’s lowest carbon-intensive LNG facilities. As natural gas demand continues to increase, this world-class project will enable us to provide more lower-carbon gas to meet growing demand today while helping the world transition to a cleaner energy future. Additionally, the project will accelerate development in Al Ruwais Industrial City, boost the local industrial ecosystem and create more skilled private sector jobs for UAE Nationals”, said His Excellency Dr. Sultan Ahmed Al Jaber, ADNOC Managing Director and Group CEO.

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TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 Mt/y in 2023 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mt/y of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

TotalEnergies in the United Arab Emirates

TotalEnergies has been present in the United Arab Emirates for 85 years and is today one of the first foreign companies active in the country. In the Upstream sector, through its longstanding partnership with ADNOC, TotalEnergies in the UAE is one of the main contributors to the Company’s hydrocarbon production with 354,000 boe/d in 2023. TotalEnergies in the UAE continues to grow in the renewable sector, especially in the field of distributed generation where it holds a leading position. The Company has also a top position in the manufacturing and marketing of a wide range of automotive and industrial lubricants with a blending plant, supplying the whole region. Societal and sustainable development is key for TotalEnergies in the UAE: the Company is actively committed with stakeholders such as Environment Agency Abu Dhabi, Emirates Foundation, ADMAF and is involved with UAE universities for the development of Emirati youth.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).